UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42839

ChowChow Cloud International Holdings Limited

(Exact name of registrant as specified in its charter)

Unit 03, 23/F, Aitken Vanson Centre,

No. 61 Hoi Yuen Road, Kwun Tong

Kowloon, Hong Kong

+852 3461 3788

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ChowChow Cloud International Holdings Limited (NYSE American: CHOW) (the “Company”) today announced that it will hold an extraordinary general meeting of the shareholders on September 14, 2026 (the “2026 EGM”).

The 2026 EGM will be held on September 14, 2026, at 10:00 a.m., local time at 8/F, Kwok Kee Group Centre, 107 How Ming Street, Kwun Tong, Kowloon, Hong Kong. The matters to be voted on at the 2026 EGM are described in the notice and proxy statement furnished as Exhibit 99.1 to this Form 6-K filed with the U.S. Securities and Exchange Commission on August 26, 2026. Shareholders of record at the close of business on August 27, 2026 (the “Record Date”) will be eligible to vote at this meeting.

In connection with the 2026 EGM of the Shareholders of the Company, the Company hereby furnishes the following documents:

Exhibits Index

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2026 EGM, dated August 26, 2026, to be mailed to shareholders of the Company in connection with the 2026 EGM
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 EGM

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026

ChowChow Cloud International Holdings Limited

	By:	/s/ Yee Kar Wing
	Name:	Yee Kar Wing
	Title:	Chief Executive Officer

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